

March 1, 2011

Nicholas Brunero
Vice President and General Counsel
Ener1, Inc.
1540 Broadway, Suite 25C
New York, New York 10036

> **Re:** **Ener1, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 11, 2011**
> **File No. 333-172169**

Dear Mr. Brunero:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. Please prominently highlight in your prospectus summary your assets and your net loss for the most recently completed fiscal year.

2. Please tell us the basis for highlighting Volvo as a "significant prospective customer" in this section and in the second risk factor on page 13. Include in your response the objective criteria you used to select which prospective customers to identify in these sections, whether any other prospective customers satisfy those criteria, and how you concluded that highlighting this prospective customer provides investors a balanced presentation of your business.

Selling Shareholders, page 18

3.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

Experts, page 22

4.   Please file the consent of your auditors for your use of the December 31, 2007 information mentioned in the second paragraph.

Incorporation by Reference, page 23

5.   Please update the financial statements as required by Regulation S-X Rule 3-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   David S. Song — Mazzeo Song and Bradham LLP